UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 12, 2012

Commission File Number: 000-26424

SILVER STANDARD RESOURCES INC.
(Translation of registrant's name into English)

1400 - 999 West Hastings Street
Vancouver, British Columbia
Canada V6C 2W2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ]   No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Annual Consolidated financial statements for the Year Ended December 31, 2011

99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2011

99.3	Form 13-502F1 - Class 1 Reporting Issuers - Participation Fee

99.4	News Release Dated March 12, 2012

99.5	Material Change Dated March 9, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver Standard Resources Inc.
(Registrant)

Date: March 12, 2012	By:	/s/ Kristen Riddell
Kristen Riddell
	Title:	Vice President, General Counsel and Corporate Secretary